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                                                /        OMB APPROVAL          /
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+--------+
| FORM 3 |          U.S. SECURITIES AND EXCHANGE COMMISSION
+--------+                  WASHINGTON, D.C. 20549

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
      Section 17(a) of the Public Utility Holding Company Act of 1935 or
              Section 30(f) of the Investment Company Act of 1940

(Print or Type Responses)

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1.  Name and Address of Reporting Person*

    E*OFFERING Corp.
    ----------------------------------------------------------------------------
        (Last)                      (First)                        (Middle)

    One Market Street, Steuart Street Tower, 4th Floor
    ----------------------------------------------------------------------------
                                   (Street)

    San Francisco                     CA                              94105
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        (City)                      (State)                           (Zip)


2.  Date of Event Requiring Statement (Month/Day/Year)                 5/15/00
                                                                  --------------

3.  IRS Identification Number of Reporting Person, if an Entity
    (Voluntary)
                --------------

4.  Issuer Name and Ticker or Trading Symbol  Wit Capital Group, Inc.   WITC
                                             -----------------------------------

5.  Relationship of Reporting Person(s) to Issuer (Check all applicable)

    ___ Director    ___ Officer              X  10% Owner    ___ Other
                        (give title below)  ---                  (specify below)


    ----------------------------------------------------------------------------

6.  If Amendment, Date of Original (Month/Day/Year)
                                                    ----------------------------
7.  Individual or Joint/Group (Check Applicable Line)

     X   Form Filed by One Reporting Person
    ----
    ____ Form filed by More than One Reporting Person


             TABLE I--NON-DERIVATIVE SECURITIES BENEFICIALLY OWNED

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1. Title           2. Amount of         3. Ownership Form:  4. Nature of
   of                 Securities Bene-     Direct (D) or       Indirect Bene-
   Security           ficially Owned       Indirect (I)        ficial Ownership
   (Instr. 4)         (Instr. 4)           (Instr. 5)          (Instr. 5)
--------------------------------------------------------------------------------
Class A Common Stock     25,574,977              I          Please see Annex A.
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

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction
  5(b)(v).
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FORM 3 (continued)

              TABLE II--DERIVATIVE SECURITIES BENEFICIALLY OWNED
        (e.g., puts, calls, warrants, options, convertible securities)

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 1. Title of Derivative        2. Date Exer-    3. Title and Amount of Securities   4. Conversion   5. Ownership   6. Nature of In-
    Security (Instr. 4)           cisable and      Underlying Derivative Security      or              Form of        direct Bene-
                                  Expiration       (Instr. 4)                          Exercise        Derivative     ficial
                                  Date                                                 Price           Security:      Ownership
                                  (Month/Day/                                          of              Direct (D)     (Instr. 5)
                                  Year)                                                Derivative      or In-
                              ----------------------------------------------------     Security        direct (I)
                               Date      Expira-                        Amount or                      (Instr. 5)
                               Exer-     tion            Title          Number of
                               cisable   Date                           Shares
------------------------------------------------------------------------------------------------------------------------------------

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

Explanation of Responses:

                              /s/ Steven R. King                    5/24/00
                              -------------------------------  -----------------
                              **Signature of Reporting Person        Date


    ** Intentional misstatements or omissions of facts constitute Federal
       Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, See Instruction 6 for procedure.


Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

                                                                          Page 2
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ANNEX A
-------

     Pursuant to an Agreement and Plan of Merger dated as of May 15, 2000 (the "Merger Agreement") by and among Wit Capital Group, Inc., a Delaware corporation, Wit Soundview Corporation, a Delaware corporation and a direct wholly-owned subsidiary of Wit Capital ("Merger Sub"), and E*OFFERING Corp., a California corporation ("E*OFFERING"), E*OFFERING has agreed to be merged with and into Merger Sub. As an inducement for E*OFFERING to enter into the Merger Agreement, certain securityholders of Wit Capital (the "Securityholders") entered into a Voting Agreement with E*OFFERING, currently covering an aggregate of 24,964,775 shares (the "Original Shares"), or approximately 40.5% of Wit Capital's outstanding Common Stock, based on 61,629,828 shares outstanding at March 31, 2000. The Voting Agreement also covers additional shares which may be acquired by the Securityholders during the term of the agreement. Currently, the Securityholders hold options which are, or will become, exercisable within 60 days, to purchase up to 610,202 additional shares, or approximately 1.0% of Wit Capital's outstanding Common Stock (the "Additional Shares" and together with the Original Shares, the "Shares").

     The Voting Agreement contains an irrevocable proxy (the "Proxy") whereby each Securityholder granted E*OFFERING the power to vote all of the Shares Beneficially Owned (as defined in the Voting Agreement) by such Securityholder in favor of the approval and adoption of the Merger Agreement and the approval of the Merger and the other actions contemplated thereby and any actions required in furtherance thereof and against any Acquisition Proposal (as defined in the Merger Agreement) or any action or agreement that would result in a breach in any material respect of any covenant, representation or warranty or any other obligation or agreement of Wit Capital under the Merger Agreement. The Securityholders retain the power to vote the Shares on all other matters.

     E*OFFERING's beneficial ownership of the Shares is based solely upon the shared voting power with respect thereto granted by the Securityholders to E*OFFERING pursuant to the Voting Agreement and the Proxy. E*OFFERING has no pecuniary interest in the Shares. Accordingly, for purposes of this Initial Statement of Beneficial Ownership on Form 3, E*OFFERING disclaims beneficial ownership of the Shares.